Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-191772

Free Writing Prospectus dated October 24, 2013

Fantex, Inc.

Beginning October 16, 2013, several emails were confidentially exchanged between Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”) and reporters from certain media outlets (collectively, the “Emails”), subject to embargo until the public filing of the Registration Statement (as defined below). Each of these email exchanges reference an initial public offering (the “Offering”) of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) of Fantex, Inc., which Offering is covered by the Registration Statement on Form S-1 (File No. 333-191772), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

The emails attached as Annex A were exchanged between the Company and reporters Peter Lattman and Steve Eder of The New York Times on October 16, 2013 and October 17, 2013; the emails attached as Annex B were exchanged between the Company and reporter Mark Decambre of the New York Post on October 17, 2013; the emails attached as Annex C were exchanged between the Company and reporter Jesse Solomon of CNN on October 21, 2013; and the emails attached as Annex D were exchanged between the Company and reporter Dan Rosenheck of The Economist on October 22, 2013 and October 23, 2013.

You should consider statements in the Emails or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the ability to contribute to Arian Foster’s efforts to build brand value, including longevity of his career, prospects, growth and strategies, plans, achievements, market opportunities and the trends that may affect the Company or Arian Foster. The Company generally identifies forward-looking statements by words such as “anticipate,” “expect,” “believe,” “may,” “might,” “will” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Emails dated October 16, 2013 and October 17, 2013 between Fantex, Inc. and Peter Lattman and Steve Eder of The New York Times

Publication: The New York Times

Reporter: Peter Lattman, Steve Eder

Post-Interview Follow Up (from Gaby Asmus, Finn Partners):

Date: 10/16/13

Time: 4:51 PM ET

“Hi Peter,

Thank you both so much for making the time to speak with Buck French (official title: co-founder and CEO of Fantex Holdings) this afternoon.

As we mentioned, we’re happy to schedule another interview tomorrow in order to answer any remaining questions you may have—I’m sure there are plenty!

As a reminder, this information is under embargo until tomorrow, Oct. 17 at 8:30 a.m. ET.

Attached please find the press kit materials, including the company press release, FAQ and Fact Sheet. In addition, we’ve listed the suitability requirements below.

Let us know if we can answer any other questions in the meantime.

Best,

Gaby

[Response to prior inquiry by Mr. Lattman]

Suitability:

Trading on FBS (Fantex Brokerage Services) is subject to certain maximum investment limits, some of which are based on financial suitability of the investor. No investor will be allowed to purchase or hold more than 1%  of any series of common stock issued by our company.

In addition:

* investors with an annual gross income of less than $50,000 or a net worth (exclusive of home, home furnishings and automobile) of less than $50,000 may only invest up to $2,500 in this offering; and

* investors with an annual gross income of between $50,000 and $100,000 or a net worth (exclusive of home, home furnishings and automobile) of between $50,000 and $100,000 may only invest up to $7,500 in this offering.”

Question (Peter Lattman, NYT):

Date: 10/17/13

Time: 7:48 AM ET

“If anyone’s up or on east coast — I’m 99 percent sure Buck said the minimum investment is $1,500. Is that accurate? Thanks!”

Answer (from Buck French, CEO of Fantex):

Date: 10/17/13

Time: 7:59 AM ET

“ The minimum is $10.  If you mean a maximum limit based on financial suitability, then the lower limit is those with less than $50k in annual gross income or a net worth (exclusive of home, home furnishings and automobile) of less than $50k may only invest up to $2500 in this offering.  This of course might change based on individual state standards that are imposed.

A-1

Hope that helps!

Best,

Buck”

Question (from Steve Eder, NYT):

Date: 10/17/13

Time: 8:04 AM ET

“Thanks Buck - So, theoretically, an investor could place an order to buy just one share at $10?”

Answer (from Buck French, CEO):

Date: 10/17/13

Time: 8:06 AM ET

“Correct.”

Question (from Steve Eder, NYT):

Date: 10/17/13

Time: 8:10 AM ET

“One more question and sorry to keep pestering - what are the trading fees that investors will be required to pay? Thanks.”

Answer (from Buck French, CEO):

Date: 10/17/13

Time: 8:15 AM ET

“1% of the trade value in the secondary market.  There are no fees for the IPO.”

* * * * *

A-2

Annex B

Emails dated October 17, 2013 between Fantex, Inc. and Mark Decambre of the New York Post

Publication: New York Post

Reporter: Mark Decambre

Question (Mark Decambre, New York Post):

Date: 10/17/13

Time: 1:42 PM

“I need to know what if any agreement you guys have with the NFL.”

Answer (On behalf of Fantex CEO, Buck French):

Date: 10/17/13

Time: 1:44 PM

“Hi Mark. We have no agreement with the NFL. Best, Buck”

Question (Mark Decambre, New York Post):

Date: 10/17/13

Time: 1:48 PM

“That leads to another question about the ability to market athletes without getting clearance from their sports body. Is there any resistance from the NFL? Do you not anticipate that the NFL or other organizations may claim that Fantex doesn’t have any authority to promote these athletes in the context of their organizations/using the likeness and logo of the organizations?”

Answer (On behalf of Fantex CEO, Buck French):

Date: 10/17/13

Time: 2:51 PM

“Mark,

Good question!  The whole point of what we are doing is promoting them for who they are and what their brand is versus promoting them as just an athlete.  We do not have any authority to use team or league logos and we are respecting that.

Hope that helps!

Best,

Buck”

* * * * *

B-1

Annex C

Emails dated October 21, 2013 between Fantex, Inc. and Jesse Solomon of CNN

Publication: CNN

Reporter: Jesse Solomon

Question (from Jesse Solomon, CNN):

Date: 10/21/13

Time: 11:41 AM

“Is Fantex is still seeking regulatory approval? We know you filed your S-1 with the SEC last week, but we are running the piece again tonight, and just want to make sure we have the most up to date information.”

Answer (On behalf of Fantex CEO, Buck French):

Date: 10/21/13

Time: 12:04 PM

“Fantex Brokerage Services is a licensed broker-dealer, and we believe our S-1 is substantially complete.  As is the case with every IPO, the final step is to be declared effective by the SEC.”

Answer (from Howard Solomon, Finn Partners)

Date: 10/21/13

Time: 12:04 PM

“Also, in your segment this weekend you mentioned that the minimum one can invest is $50. That is incorrect; the minimum amount is actually $10.00 Could you please make note of this for tonight’s segment?

Thanks much.

-howard”

Question (from Jesse Solomon, CNN):

Date: 10/21/13

Time: 12:13 PM

“Ok, thanks, Howard, so is it safe to say for tonight: “Fantex is still seeking regulatory approval”

Also, about the $50…isn’t that the minimum to open an account?”

Answer (from Howard Solomon, Finn Partners)

Date: 10/21/13

Time: 12:27 PM

“I guess you are technical correct Jesse, though we’d rather say that we “are going through the normal process”.

It is actually free to open an account and one share of the IPO is $10.00.

Let me know if you have further questions.

Best,

-howard”

* * * * *

C-1

Annex D

Emails dated October 22, 2013 and October 23, 2013 between Fantex, Inc. and Dan Rosenheck of The Economist

Publication: The Economist

Reporter: Dan Rosenheck

Question (from Dan Rosenheck, The Economist):

Date: 10/22/13

Time: 8:04 PM ET

“1. How did you determine Foster’s expected annual wages, and come up with an estimate for his earnings besides his NFL contract?

2. What happens if there is not enough demand to sell all the shares at the offering price?

3. Of all the star athletes out there, how and why did you choose Arian Foster?  Are you currently negotiating with any other players?

4. What effect do you believe his injury last weekend will have on the stock?  If the answer is “very little,” why won’t it?

5. What steps are you taking to market/promote the stock?

6. Is there any point in the future at which the stock will be liquidated and its remaining assets distributed to shareholders?  How would you make this decision?”

Answer (From Howard Solomon, Finn Partners on behalf of Fantex CEO, Buck French):

Date: 10/23/13

Time: 2:36 PM ET

“Dan-

Following are answers to your questions from yesterday. We are working on a response to your last one.

Please be sure to attribute any quotes to Buck French, CEO.

Thank you and let me know if you have any further questions.

-howard

1. How did you determine Foster’s expected annual wages, and come up with an estimate for his earnings besides his NFL contract?

We estimated the lifetime brand income earning potential of Arian Foster based on a number of our own estimates and assumptions. We encourage you to review pages 79 - 84 and 95-108 in the prospectus for more information about these estimates and assumptions.

2. What happens if there is not enough demand to sell all the shares at the offering price?

If there isn’t enough demand, Fantex, Inc. and FBS will cancel both the offering and all reservations for the offering or revise the terms of the offering.  If the offering is cancelled, no funds will be deducted from any investor accounts.

D-1

3. Of all the star athletes out there, how and why did you choose Arian Foster?  Are you currently negotiating with any other players?

We chose to work with Arian Foster because we believe his brand has the potential to generate significant brand income. We encourage you to view our brand video for Arian Foster at https://vimeo.com/77062399 to get better sense of his brand.  Currently, we have only entered into one brand contract, with Arian Foster. Our goal is to enter into additional brand contracts with other athletes and celebrities.

4. What effect do you believe his injury last weekend will have on the stock?  If the answer is “very little,” why won’t it?

We are committed to working with Arian Foster to increase the value and longevity of his brand, his recent hamstring strain does not change our plans in that regard.

5. What steps are you taking to market/promote the stock?

We are not marketing or promoting any stock. We are making investors are aware that we have filed a registration statement for the initial public offering of a tracking stock linked to value and performance of the Arian Foster brand.

6. Is there any point in the future at which the stock will be liquidated and its remaining assets distributed to shareholders?  How would you make this decision?

We anticipate that our Board of Directors would convert the tracking stock into Fantex, Inc. platform common stock in the event the Board determines that the tracking stock is no longer actively traded and that the Arian Foster brand will generate little if any brand income in the future.”

* * * * *

D-2